Exhibit 99.1

October 19, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the Third Quarter of 2014

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 42.2% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding it third quarter financial results, as published on October 16, 2014 in Finland.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Citycon in Brief

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total approximately EUR 3.3 billion and with market capitalisation of EUR 1.6 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Sweden. Citycon has also established footholds in Lithuania and Denmark.

Citycon is seeking growth both through value-add management, extensions and (re)developments of its existing shopping centres as well as selective shopping centre acquisitions. The largest and well-established shopping centres represent the core of the company’s portfolio.

At the end of September 2014, Citycon owned 36 shopping centres and 31 other retail properties. Of the shopping centres owned by the company, 21 are located in Finland, 10 in Sweden, including Kista Galleria, 4 in the Baltic region and 1 in Denmark.

Citycon has investment-grade credit ratings from Standard & Poor’s (BBB) and Moody’s (Baa2). Citycon Oyj’s share is listed in Nasdaq OMX Helsinki.

Contents

Summary of the Third Quarter of 2014 Compared with the Previous Quarter	2
Summary of January–September 2014 Compared with the Corresponding Period of 2013	2
Main Events January–September 2014	3
CEO’s Comment	3
Events after the Reporting Period	3
Outlook	3
Business Environment	3
Changes in the Property Portfolio	4
Leasing Activity	6
Financing	7
Financial Performance	8
Statement of Financial Position	10
Cash Flow Statement	10
Financial Performance of Business Units	10
Finland	11
Sweden	12
Baltic Countries and New Business	13
Environmental Responsibility	14
Risks and Uncertainties	14
General Meetings	14
Shares and Shareholders	14
EPRA Performance Measures	17
Interim Condensed Consolidated Financial Statements 1 January–30 September 2014, IFRS	21
Notes to Interim Condensed Consolidated Financial Statements	25
Auditor’s Report	32

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	1

Citycon Oyj’s Interim Report for 1 January–30 September 2014

Summary of the Third Quarter of 2014 Compared with the Previous Quarter

•	Turnover decreased to EUR 61.4 million (Q2/2014: EUR 61.9 million) mainly due to lower capital and gross rents and the weaker Swedish krona.

•	Net rental income increased by EUR 0.6 million, or 1.4%, to EUR 44.0 million (EUR 43.4 million), mainly as a result of lower property operating expenses reflecting normal seasonal variation.

•	EPRA Operating profit increased by EUR 1.6 million, or 4.1%, to EUR 40.2 million (EUR 38.6 million), mainly due to higher net rental income and lower direct administrative expenses.

•	EPRA Earnings increased to EUR 29.4 million (EUR 24.0 million) mainly due to higher EPRA Operating profit and lower direct financial expenses. EPRA Earnings per share (basic) decreased to EUR 0.050 (EUR 0.052) mainly due to higher number of shares resulting from the share issuances in June–July.

•	The fair value change in investment properties was EUR 0.1 million (EUR 1.4 million), and the fair value of investment properties totalled EUR 2,759.0 million (EUR 2,741.5 million). The weighted average net yield requirement for investment properties remained at 6.2% (6.2%).

Summary of January–September 2014 Compared with the Corresponding Period of 2013

•	Turnover decreased to EUR 184.5 million (Q1–Q3/2013: EUR 186.6 million) mainly due to divestments and a weaker Swedish krona.

•	Net rental income increased by EUR 1.1 million, or 0.9%, to EUR 128.0 million (EUR 126.9 million) mainly due to strict property operating expenses management supported by mild winter conditions in the beginning of the year. Net rental income of like-for-like properties increased by EUR 3.0 million, or 3.0%, excluding the impact of the weaker Swedish krona, while the completion of (re)development projects increased net rental income by EUR 1.7 million.

•	Earnings per share were EUR 0.12 (EUR 0.12). The higher earnings for the period was offset by the higher number of shares.

•	EPRA Earnings increased by EUR 11.0 million, or 17.0% mainly as a result of higher net rental income and lower financing and administrative expenses. EPRA Earnings per share (basic) was EUR 0.152 (EUR 0.153).

•	Net cash from operating activities per share increased to EUR 0.13 (EUR 0.06).

•	The company specifies its guidance relating to turnover, EPRA Operating profit, EPRA Earnings and EPRA EPS (basic).

Key figures

				Q1–Q3/	Q1–Q3/	Change-
IFRS based key figures	Q3/2014	Q3/2013	Q2/2014	2014	2013	%1)	2013
Turnover, EUR million	61.4	62.1	61.9	184.5	186.6	-1.1	248.6
Net rental income, EUR million	44.0	43.9	43.4	128.0	126.9	0.9	168.9
Profit/loss attributable to parent company shareholders, EUR million	20.1	30.1	11.9	61.3	52.1	17.7	94.9
Earnings per share (basic), EUR 2)	0.03	0.07	0.03	0.12	0.12	-0.3	0.22
Net cash from operating activities per share, EUR 3)	0.06	0.06	0.00	0.13	0.06	112.1	0.14
Fair value of investment properties, EUR million	2,759.0	2,739.4	2,741.5	2,759.0	2,739.4	0.7	2,733.5
Equity ratio, % 4)	54.9	41.7	47.6	54.9	41.7	31.7	43.2
Loan to Value (LTV), % 4) 5)	36.7	50.5	39.9	36.7	50.5		49.3

				Q1–Q3/	Q1–Q3/	Change-
EPRA based key figures	Q3/2014	Q3/2013	Q2/2014	2014	2013	%1)	2013
EPRA Operating profit, EUR million	40.2	39.5	38.6	114.9	112.6	2.0	149.1
% of turnover	65.5	63.6	62.4	62.3	60.4	—	60.0
EPRA Earnings, EUR million	29.4	24.2	24.0	75.7	64.7	17.0	86.7
EPRA Earnings per share (basic), EUR 2)	0.050	0.055	0.052	0.152	0.153	-0.9	0.203
EPRA Cost Ratio (including direct vacancy costs) (%) 6)	15.0	17.1	19.1	19.4	21.5	-9.7	22.4
EPRA Cost Ratio (excluding direct vacancy costs) (%) 6)	13.1	15.9	17.1	17.2	19.1	-10.0	20.0
EPRA NAV per share, EUR	3.01	3.09	3.02	3.01	3.09	-2.4	3.13
EPRA NNNAV per share, EUR	2.65	2.69	2.61	2.65	2.69	-1.5	2.78

1)	Change-% is calculated from exact figures and refers to the change between 2014 and 2013.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.
3)	Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to the comparison periods.
4)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014 which impacts both equity ratio and LTV. The change has been applied also to comparison figures.
5)	Citycon changed the reporting of LTV in the period by including also ‘Investments in joint ventures’ in the investment properties. The change has been applied also to the comparison periods.
6)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change affects the calculation of EPRA Cost Ratios. The change has been applied also to the comparison periods.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	2

Main Events January–September 2014

•	Citycon Group successfully placed a EUR 350 million 10-year Eurobond on 22 September. The guaranteed euro-denominated bond carries a fixed annual interest of 2.50%. The bond offering was oversubscribed and allocated to a broad base of international investors. The settlement date for the bond was 1 October and hence it is not included in the figures for the reporting period.

•	On 9 September Citycon announced that it has signed a joint venture agreement with NCC Property Development for the
(re)development of Mölndals Galleria in Gothenburg. Citycon’s total investment will be approximately EUR 120 million.

•	Citycon’s two investment grade long-term corporate credit ratings were upgraded in July. On 8 July Standard & Poor’s upgraded Citycon’s credit rating to BBB (previous BBB-) and on 30 July Moody’s upgraded Citycon’s credit rating to Baa2 (previous Baa3). The outlook for both ratings is stable.

•	In June–July Citycon carried out a directed share issue and a consecutive rights issue, whereby the company raised approximately EUR 400 million of new capital. The directed share issue of EUR 206.4 million to CPP Investment Board European Holdings S.àr.l. (“CPPIBEH”) was executed on 9 June and the rights issue of EUR 196.5 million was executed on 8 July.

•	Jurn Hoeksema started as Citycon’s Chief Operating Officer and a member of the Corporate Management Committee as from 1 June.

CEO’s Comment

Comments from Citycon Oyj’s Chief Executive Officer Marcel Kokkeel on the reporting period:

‘Citycon’s financial performance during the first three quarters of 2014 was stable, driven by continued strong like-for-like net rental income growth of 3.0%. The results demonstrate Citycon’s resilient business model and capacity to perform in a difficult macro-economic environment, such as we are experiencing today in Finland.

We have strengthened our financial profile considerably during the two last quarters. The proceeds of the share issuances in June–July were mainly used to delever the company’s balance sheet. The credit rating upgrades and successful placing of a strategic EUR 350 million 10-year Eurobond support our goal of extending our average debt maturities and reducing our cost of debt. Going forward the company is committed to maintain or improve its current credit ratings.

During the third quarter we entered into a joint venture agreement with NCC Property Development for the (re)development of Mölndals Galleria in Gothenburg. This property fits perfectly with Citycon’s strategy of investing in strong urban shopping centres driven by daily needs and also further balances the share between Finland and Sweden in our portfolio.’

Events after the Reporting Period

No material events after the reporting period.

Outlook

In 2014, Citycon expects its turnover to change by EUR -4 to 2 million (Q2/2014: EUR -1 to 7 million) compared with the previous year and its EPRA Operating profit to change by EUR -2 to 4 million (Q2/2014: EUR -2 to 6 million). The specified guidance regarding turnover and EPRA Operating profit reflects mainly the weakened Swedish krona. The company expects its EPRA Earnings to change by EUR 8 to 14 million (Q2/2014: EUR 7 to 15 million) from the previous year. The company forecasts an EPRA EPS (basic) of EUR 0.18–0.19 (Q2/2014: EUR 0.175–0.195). The guidance for EPRA EPS (basic) reflects the increased number of shares after the share issuances executed in June–July.

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the euro-krona exchange rate, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

Business Environment

The economic outlook in Citycon’s operating countries continues to show a mixed picture with Finland suffering from a drawn-out downturn while Sweden’s macro environment remains strong. The European Commission forecasts Euro area GDP growth to reach 1.2% in 2014, with Sweden (2.8%), Estonia (1.9%), Lithuania (3.3%) and Denmark (1.5%) coming in ahead of this. The GDP growth for Finland (forecast 0.2%) is, however, expected to remain modest or negative for a third year in a row and is dependent on both the recovery of the European export markets as well as domestic demand. During the reporting period, consumer confidence levels have stayed relatively stable in Citycon’s operating countries except for in Finland where the consumer confidence has decreased after a peak in June. The consumer confidence levels in the Nordics remain positive, while Estonia, Lithuania and the Euro area on average still struggle with negative consumer confidence. The unemployment rates are substantially below the Euro area average (11.5%) in all Citycon’s operating countries except for Lithuania. (Source: Eurostat) Consumer prices have continued to increase modestly in Finland, while Citycon’s other operating countries are facing close to zero or even negative inflation. (Sources: Statistics Finland/ Sweden/Estonia/Lithuania/Denmark)

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	3

Retail sales growth for the first eight months of 2014 has been strong in Estonia (6.5%), Lithuania (5.3%) and Sweden (3.1%), but negative in Finland (-0.7%) and Denmark (-0.2%). (Sources: Statistics Finland/Sweden/Estonia/Lithuania/Denmark) Year-on-year prime shopping centre rents remained stable in Finland, while increasing 1.5% in Sweden. In Estonia prime shopping centre rents increased 1.5–3.0% in relation to indexation and increases in turnover rents. In Finland the weak outlook for retail sales limits the rental growth potential going forward and in Estonia the prime rental growth will continue at a moderate pace around 2%. In Sweden prime retail rents are forecasted to increase by 2.0–2.5% as retail sales growth improves. (Source: JLL)

Investment activity has continued positively in Finland and Sweden. The demand for core assets remains strong and accordingly prime shopping centre yields have remained stable. In Finland the positive trend seen during the first half of the year has continued, though compared by volumes Q3 remained slightly lower than previous quarters. In Sweden the transaction volume in Q1–Q3 increased by 24% compared with the same period in 2013. In Estonia the investment market remained active and prime shopping centre yields have remained around 7.3%. (Source: JLL)

The figures shown in the following sections are for the period January–September, and the figures in brackets are the reference figures for the corresponding period in 2013, unless otherwise indicated.

Changes in the Property Portfolio

At the end of September, the fair value of Citycon’s property portfolio totalled EUR 2,759.0 million (31 December 2013: EUR 2,733.5 million), of which 61% (61%) comes from properties in Finland, 26% (26%) from Sweden and 13% (13%) from Baltic Countries and New Business. Of the fair value of the total property portfolio 92% (92%) comes from shopping centres and 8% (8%) from other retail properties.

Citycon has defined other retail properties (supermarkets and shops) as non-core properties and announced its intention to divest these properties within the next few years, after the completion of value enhancing activities.

Property summary

	30 September 2014			31 December 2013
	No. of properties	Fair value, EUR million	Portfolio, %	No. of properties	Fair value, EUR million		Portfolio, %
Shopping centres	21	1,491.1	54	22	1,468.4		54
Other retail properties	29	199.2	7	33	202.8	1)	7

Finland, total	50	1,690.3	61	55	1,671.2		61

Shopping centres 2)	9	694.1	25	9	700.3		26
Other retail properties	2	19.6	1	2	19.8		1

Sweden, total	11	713.6	26	11	720.1		26

Shopping centres	5	355.0	13	5	342.2		13

Baltic Countries and New Business, total	5	355.0	13	5	342.2		13

Shopping centres, total	35	2,540.2	92	36	2,510.8		92
Other retail properties, total	31	218.8	8	35	222.7		8

Citycon, total	66	2,759.0	100	71	2,733.5		100

1)	Fair value does not include one property held for sale.
2)	Excludes Kista Galleria.

The fair value change of investment properties amounted to EUR 13.5 million (EUR 21.4 million). The company recorded a total value increase of EUR 46.4 million (EUR 44.9 million) and a total value decrease of EUR 33.0 million (EUR 23.6 million). Fair value gain of the shopping centres was EUR 17.2 million and the fair value loss of the supermarket and shop properties was EUR 3.8 million.

Fair value changes

				Q1–Q3/	Q1–Q3/	Change-
EUR million	Q3/2014	Q3/2013	Q2/2014	2014	2013	%	2013
Finland	-9.2	-2.1	-4.0	-7.5	8.7	-186.1	2.3
Sweden	5.3	0.0	0.2	8.5	1.8	375.7	8.1
Baltic Countries and New Business	4.0	8.5	5.2	12.5	10.9	14.7	15.8
Shopping centres, total	2.6	7.3	1.3	17.2	19.6	-11.9	25.2
Other retail properties, total	-2.5	-1.1	0.1	-3.8	1.8	-305.1	0.9

Citycon, total	0.1	6.3	1.4	13.5	21.4	-37.1	26.1

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	4

On 30 September 2014, the average net yield requirement defined by JLL for Citycon’s entire property portfolio was 6.2% (31 December 2013: 6.3%). The average net yield requirement for properties in Finland, Sweden and the Baltic Countries and New Business was 6.1%, 5.8% and 7.3% respectively. The weighted average market rent used for the valuation rose to EUR 25.4/sq.m. (31 December 2013: EUR 25.3/sq.m.). (cf. Note 6: Investment Property). JLL’s Valuation Statement for the period-end can be found on the corporate website at www.citycon.com/valuation.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 70.7 million (EUR 203.2 million). Gross capital expenditure in the corresponding period includes acquisition of Kista Galleria (Q1/2013).

Capital expenditure

EUR million	Q1–Q3/2014	Q1–Q3/2013
Acquisitions of properties	0.0	1.7
Acquisitions of and investments in joint ventures	17.3	151.2
Property development	51.1	49.5
Other investments	2.3	0.6

Total capital expenditure incl. acquisitions	70.7	203.2

Capital expenditure by segment
Finland	52.5	43.9
Sweden	15.7	150.9
Baltic Countries and New Business	0.3	7.9
Group administration	2.2	0.4

Total capital expenditure incl. acquisitions	70.7	203.2

Divestments 1)	8.8	40.2

1)	Excluding divestments transferred into ‘Investment properties held for sale’ -category.

Acquisitions and divestments

During the reporting period, Citycon divested five non-core properties as shown in the table below.

In addition, on 30 June Citycon sold Espagalleria Oy to Mutual Pension Insurance Company Ilmarinen and terminated the asset management agreement regarding shopping centre Galleria Esplanad.

Citycon has agreed on the sale of two non-core properties and two residential portfolios for a total value of approximately EUR 25 million. These transactions are expected to close in 2014–2015.

Since the publication of its strategy update in July 2011, the company has divested 19 non-core properties and three residential portfolios for a total value of approximately EUR 92 million.

Acquisitions and divestments Q1–Q3/2014

				Gross leasable	Price,
		Location	Date	area, sq.m.	EUR million
Divestments
Laajasalon Liikekeskus	Retail property	Helsinki, Finland	11 September	2,660	3.3
Soukan Itäinentorni	Retail property	Helsinki area, Finland	11 September	1,600	1.7
Lauttasaaren Liikekeskus	Retail property	Helsinki, Finland	28 February	1,500	2.8
Koskikara	Shopping centre	Valkeakoski, Finland	31 January	5,800	2.6
Säkylän Liiketalo	Retail property	Säkylä, Finland	30 January	1,200	0.3

Divestments, total				12,760	10.7

(Re)development projects

At the end of the period, the company had two major (re)development projects underway: the Iso Omena extension and (re)development project in Espoo, and the IsoKristiina extension and (re)development project in Lappeenranta.

The estimated investment for the Iso Omena extension project, including partial (re)development of the existing shopping centre, will total approximately EUR 175 million. The first phase of the project, covering a EUR 120 million investment, will be carried out in a 50/50 partnership with NCC Property Development. The amount of preleased space in the area of the extension stood at approximately 40% at the end of the reporting period.

The total investment for the IsoKristiina extension and (re)development project is estimated to be approximately EUR 110 million. Mutual Pension Insurance Company Ilmarinen owns 50% of the shopping centre, and will provide its 50% share of the project financing. The amount of preleased space in the area of the extension stood at approximately 70% at the end of the reporting period.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	5

In September, Citycon announced that it has signed a joint venture agreement with NCC Property Development for the (re)development of Mölndals Galleria in Gothenburg. Citycon’s total investment will be approximately EUR 120 million. The construction of the new shopping centre is expected to start during 2015.

One of the (re)development projects in Kista Galleria was finalized in August when the new digital library opened.

Further information on the company’s completed, ongoing and planned (re)developments can be found on pages 71–73 of the Annual and Sustainability Report for 2013.

(Re)development projects completed in 2014 and in progress on 30 September 2014

			Citycon’s (expected)	Actual gross
	Location	Area before and after project completion, sq.m.	gross investment need, EUR million	investments by 30 September 2014, EUR million	Completion
Iso Omena	Helsinki area, Finland	63 300 / 90 000	88.0	27.8	Q3/2016
IsoKristiina	Lappeenranta, Finland	22 400 / 34 000	56.0	32.6	Q4/2015
Stenungs Torg	Gothenburg area, Sweden	36 400 / 41 400	18.0	5.7	Q4/2015
Kista Galleria	Stockholm, Sweden	94 600 / 95 100	6.0	3.0	Q4/2015
Kista Galleria	Stockholm, Sweden	94 200 / 94 600	5.0	5.0	Completed Q3/2014

Leasing Activity

The economic occupancy rate for Citycon’s portfolio totalled 95.7% (95.8%). The decrease in the occupancy rate was mainly due to increased vacancy in shopping centres in Finland. The economic occupancy rate for shopping centres was 96.0% (96.4%) and for supermarkets and shops 93.0% (91.9%).

The gross leasable area decreased by 2.7% to 949,230 square metres. The decrease was due to divestments. At the period-end, Citycon had a total of 3,196 (3,636) leases. The average remaining length of the lease portfolio decreased to 3.3 (3.6) years.

The average rent increased from EUR 21.5/sq.m. to EUR 21.7/sq.m. mainly due to index increments and divestments.

The rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 8.7%.

Lease portfolio summary

				Q1–Q3/	Q1–Q3/	Change-
	Q3/2014	Q3/2013	Q2/2014	2014	2013	%	2013
Number of properties at the end of the period	66	72	68	66	72	-8.3	71
Gross leasable area, sq.m.	949,230	975,790	953,290	949,230	975,790	-2.7	961,790
Annualised potential rental value, EUR million 1)	246.2	249.1	246.5	246.2	249.1	-1.2	246.1
Average rent (EUR/sq.m.)	21.7	21.5	21.7	21.7	21.5	0.9	21.5
Number of leases started during the period	139	156	128	411	448	-8.3	611
Total area of leases started, sq.m. 2)	27,999	26,507	29,705	88,400	97,317	-9.2	150,013
Average rent of leases started (EUR/sq.m.) 2)	18.1	18.4	20.0	19.0	19.5	-2.6	18.8
Number of leases ended during the period	166	209	132	502	659	-23.8	1,117
Total area of leases ended, sq.m. 2)	28,711	19,101	31,061	97,054	120,309	-19.3	186,567
Average rent of leases ended (EUR/sq.m.) 2)	21.6	22.3	20.2	21.5	18.7	15.0	18.6
Occupancy rate at end of the period (economic), %	95.7	95.8	95.7	95.7	95.8	—	95.7
Average remaining length of lease portfolio at the end of the period, years	3.3	3.6	3.4	3.3	3.6	-8.3	3.5
Net rental yield, % 3)	6.3	6.4	6.4	6.3	6.4	—	6.4
Net rental yield, like-for-like properties, %	6.1	6.2	6.2	6.1	6.2	—	6.1

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Includes the value of unused building rights.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	6

Tenants’ sales and footfall in Citycon’s shopping centres

During the period, total sales in Citycon’s shopping centres remained the same while footfall decreased by 1%, year-on-year. The decrease in footfall derived mainly from ongoing (re)developments. Like-for-like (LFL) shopping centre sales and footfall remained the same.

Shopping centre sales and footfall 1)

Year-on-year, %	Sales	Sales, LFL	Footfall	Footfall, LFL
Finland	-3	-2	-3	-1
Sweden	2	1	2	2
Batlic Countries and New Business	11	11	2	4

Shopping centres, total	0	0	-1	0

1)	Sales and footfall figures include estimates.

Financing

During the reporting period, Citycon completed and initiated several actions to strengthen its financing position.

Citycon Group successfully placed a EUR 350 million 10-year Eurobond. The issuer of the bond is Citycon Treasury B.V. and the guarantor is Citycon Oyj. The 10-year guaranteed euro-denominated bond matures on 1.10.2024 and carries fixed annual interest at the rate of 2.50%, payable annually on 1.10. The bond was allocated to a broad base of international investors and the bond offering was oversubscribed within a few hours which is a sign of the strength of Citycon’s credit profile. The bond has been rated BBB by Standard & Poor’s and Baa2 by Moody’s, in line with Citycon’s corporate credit rating.

As the bond was settled after the period end it is not yet included in the Q3 figures or in any of the financing key figures. The bond proceeds will to a large extent be used to prepay existing debt in order to extend average debt maturities and decrease the average cost of debt. The fair values of the swaps hedging the loans that will be repaid during October are, however, expensed already in Q3 as they are no longer under hedge accounting.

In June–July Citycon carried out a directed share issue and a consecutive rights issue, whereby the company raised approximately EUR 400 million of new capital. The directed share issue of EUR 206.4 million to CPPIBEH was executed on 9 June and the rights issue of EUR 196.5 million was executed on 8 July. Please see section “Shares and Shareholders” for further details on the share issuances.

The proceeds of the share issuances were used to make approximately EUR 300 million of debt prepayments in June and July and the remaining EUR 100 million will be used for select acquisitions and (re)developments.

The equity transactions clearly strengthened the company’s balance sheet and thus the credit profile and as a result Citycon’s two investment grade long-term corporate credit ratings were upgraded in July. On 8 July Standard & Poor’s upgraded Citycon’s credit rating to BBB (previous BBB-) and on 30 July Moody’s upgraded Citycon’s credit rating to Baa2 (previous Baa3). The outlook for both ratings is stable.

Net financial expenses for January–September decreased by EUR 9.2 million compared to the corresponding period last year to EUR 65.7 million (EUR 74.9 million). Financial expenses decreased mainly as a result of a lower amount of debt, weaker Swedish krona and a slightly lower average interest rate.

The financial expenses for the period include EUR 13.3 million non-recurring indirect realised financial expenses from unwinding of interest rate swaps related to debt prepayments in June–July as well as EUR 0.6 million of direct non-recurring expenses related to the write-off of unamortised arrangement fees of the prepaid debt. In addition the financial expenses include EUR 13.1 million non-recurring indirect unrealised financial expenses related to unwinding of interest rate swaps in relation to the debt prepayments that will take place during Q4/2014. The fair value of the swaps is expensed in Q3 due to discontinued hedge accounting.

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure and applies hedge accounting when marking these swaps to market in the balance sheet. Changes in fair values are reported under other comprehensive income, taking the tax effect into account. Due to mark to market valuation, the swap unwinding has no major impact on equity nor total comprehensive income, as the unwinding loss is largely offset by a gain under other comprehensive income.

The losses of the swaps that were realised in June–July were booked from other comprehensive income/loss to financial expenses, taking the tax effect into account. In October Citycon will prepay more bank loans with the proceeds from the EUR 350 million Eurobond and the related interest rate swaps will be unwound. The negative market value of these interest rate swaps were booked in indirect financial expenses in this quarter. The debt prepayments and the unwinding of related swaps will reduce Citycon’s future interest expenses and increase headroom under the interest cover ratio covenant.

Interest-bearing debt showed a year-on-year decrease of EUR 296.3 million to EUR 1,193.9 million. The fair value of interest-bearing debt decreased year-on-year by EUR 298.6 million to EUR 1,200.9 million. Cash and cash equivalents increased year-on-year by EUR 91.1 million to EUR 116.1 million as part of the proceeds from the rights issue are still available. The average loan maturity, weighted for the amount of the loans’ principal was 3.8 years. Due to the prepayment of debt with shorter maturities it stayed at the same level as in previous quarter.

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The period-end weighted average interest rate, including interest rate swaps was 4.03% which is slightly higher than in previous quarter and slightly lower compared to last year’s corresponding level. The year-to-date weighted average interest rate for interest-bearing debt, including interest rate swap 4.01% is slightly lower than previously.

Key financing figures

	30 September	30 September	30 June	31 December
	2014	2013	2014	2013
Interest bearing debt, carrying value, EUR million	1,193.9	1,490.2	1,301.2	1,462.4
Interest bearing debt, fair value, EUR million	1,200.9	1,499.5	1,308.6	1,471.3
Net interest bearing debt, fair value, EUR million	1,084.8	1,474.5	1,169.7	1,433.3
Cash, EUR million	116.1	25.0	138.9	38.0
Available liquidity, EUR million	514.2	405.0	419.9	435.4
Average loan maturity, years	3.8	4.3	3.8	4.1
Average interest-rate fixing period, years	3.7	4.2	3.7	3.9
Interest rate hedging ratio, %	87.4	91.1	85.7	83.4
Weighted average interest rate, incl. interest rate swaps, %	4.03	4.07	3.98	4.12
Year-to-date weighted average interest rate, incl. interest rate swaps, %	4.01	4.08	4.07	4.06
Loan to Value (LTV), % 1)	36.7	50.5	39.9	49.3
Equity ratio (financial covenant > 32.5), % 2)	54.4	44.1	49.3	45.2
Interest cover ratio (financial covenant > 1.8), x	2.8	2.3	2.6	2.4

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014 which also impacts LTV. The change has been applied also to comparison figures.
2)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014 which also impacts the equity ratio loan covenant from Q3 2014 onwards.

Financial Performance

Turnover

Citycon’s turnover came to EUR 184.5 million (EUR 186.6 million). Turnover decreased by EUR 2.1 million, or 1.1%, with divestments reducing the turnover by EUR 3.5 million and the weaker Swedish krona by EUR 2.4 million. Like-for-like gross rental income grew by EUR 1.9 million, or 1.4%.

Property operating expenses

Property operating expenses decreased by EUR 3.4 million, i.e. 5.8% from EUR 58.8 million to EUR 55.4 million. Like-for-like property operating expenses decreased by EUR 0.7 million, mainly due to lower heating and electricity expenses resulting mainly from favourable weather conditions in the first half year (cf. Note 4: Property Operating Expenses).

Other expenses from leasing operations

Other expenses from leasing operations, consisting of tenant improvements and credit losses, totalled EUR 1.1 million (EUR 0.9 million). The increase was mainly attributable to higher credit losses.

Net rental income

Citycon’s net rental income increased by EUR 1.1 million or 0.9% and was EUR 128.0 million (EUR 126.9 million). Like-for-like net rental income grew by EUR 3.0 million, or 3.0%. Like-for-like net rental income in shopping centres increased by 3.0% and in supermarkets and shops by 2.4%. Larger shopping centres, such as Iso Omena and Liljeholmstorget Galleria contributed to the positive development in like-for-like net rental income of shopping centres. (Re)development projects increased net rental income by EUR 1.7 million while divestments reduced net rental income by EUR 1.8 million.

The following table shows like-for-like net rental income growth by segment. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under (re)development or extension and undeveloped lots. 73.1% of like-for-like properties are located in Finland, measured in net rental income.

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Net rental income and turnover by segment and property portfolio

Net rental income						Turnover
EUR million	Finland	Sweden	Baltic Countries and New Business	Other	Total	Total
Q1–Q3/2012	72.5	29.3	18.1	—	119.9	177.1

Acquisitions	0.7	—	0.7	—	1.3	2.8
(Re)development projects	1.0	0.3	0.2	—	1.5	2.3
Divestments	-0.1	-0.7	—	—	-0.8	-1.8
Like-for-like properties	3.0	1.4	0.0	—	4.4	5.3
Other (incl. exchange rate diff.)	—	0.5	0.0	0.0	0.6	0.9

Q1–Q3/2013	77.2	30.7	19.0	0.0	126.9	186.6

Acquisitions	—	—	-0.2	—	-0.2	-0.1
(Re)development projects	-0.7	0.4	2.1	—	1.7	1.6
Divestments	-1.3	-0.4	—	—	-1.8	-3.5
Like-for-like properties	2.0	0.8	0.2	—	3.0	2.6
Other (incl. exchange rate diff.)	—	-1.6	0.0	0.0	-1.6	-2.4

Q1–Q3/2014	77.1	29.8	21.1	0.0	128.0	184.5

Administrative expenses

Administrative expenses totalled EUR 14.4 million (EUR 15.1 million). This represented a reduction of EUR 0.7 million, or 4.9%, mainly resulting from lower personnel related expenses.

At the end of September, Citycon Group employed a total of 152 (125) persons, of whom 95 worked in Finland, 44 in Sweden, 10 in the Baltic countries and 3 in the Netherlands.

Net gains/losses on fair value and sale of investment properties

Net fair value gains on investment properties totalled EUR 13.5 million (EUR 21.4 million). Net loss on the sale of investment properties totalled EUR 0.3 million (loss on sale of EUR 0.0 million).

Operating profit

Operating profit came to EUR 128.0 million (EUR 134.0 million), being lower than in the corresponding period previous year mainly due to decrease in net fair value gains on investment property.

Net financial expenses

Net financial expenses for January–September decreased by EUR 9.2 million compared to the corresponding period last year to EUR 65.7 million (EUR 74.9 million). Financial expenses decreased mainly as a result of a lower amount of debt, weaker Swedish krona and a slightly lower average interest rate.

Share of profit of joint ventures

The share of profit of joint ventures totalled EUR 9.5 million (EUR 1.4 million). The growth came mainly from the positive fair value change of the Kista Galleria shopping centre.

Income taxes

Current tax expense for the period was EUR 0.4 million (EUR 0.6 million). Change in deferred taxes amounted to EUR -4.5 million (EUR -4.9 million). The change resulted mainly from a deferred tax liability booked related to the changes in the fair value of investment properties and a deferred tax asset related to the one-off losses from the loan prepayments.

Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.

Profit for the period

Profit for the period came to EUR 66.9 million (EUR 55.0 million). Profit for the period was increased by lower financial expenses and a higher share of profit of joint ventures.

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Statement of Financial Position

Investment properties

The fair value of investment properties increased by EUR 25.5 million to EUR 2,759.0 million from the end of 2013 (31 December 2013: EUR 2,733.5 million) due to gross capital expenditure of EUR 51.1 million, offset by divestments totalling EUR 8.8 million and transfers of certain residential units in Sweden and Finland into the ‘Investment Property Held for Sale’ -category, amounting to EUR 7.7 million. In addition, net fair value gains on investment properties increased the value of investment properties by EUR 13.5 million. Exchange rate changes decreased the fair value of investments properties by EUR 22.6 million.

Shareholders’ equity

At the period-end, the shareholders’ equity attributable to parent company’s shareholders was EUR 1,644.2 million (EUR 1,197.9 million). This figure increased from the end of 2013 (31 December 2013: EUR 1,236.2 million) by EUR 408.0 million, mainly due to the directed share issue and rights issue, the combined net proceeds of which amounted to EUR 401.2 million in addition to the profit of EUR 61.3 million for the reporting period attributable to parent company’s shareholders. On the other hand, the shareholders’ equity was decreased by the dividend payments and equity returns of EUR 66.2 million. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under Other Items of Comprehensive Income, which affects shareholders’ equity. A gain on the fair value of interest derivatives of EUR 16.3 million was recorded for the period, taking into account their tax effect (a gain of EUR 39.0 million) (cf. Note 10: Derivative Contracts).

Due to the aforementioned items and the increased amount of shares resulting from the share issuances, equity per share decreased to EUR 2.77 (31 December 2013: EUR 2.80). The equity ratio increased to 54.9% (31 December 2013: 43.2%). The company’s equity ratio, as defined in the loan agreement covenants, increased to 54.4% (31 December 2013: 45.2%).

Liabilities

Liabilities totalled EUR 1,401.9 million (EUR 1,731.7 million), with short-term liabilities accounting for EUR 156.1 million (EUR 100.0 million).

Interest-bearing debt showed a year-on-year decrease of EUR 296.3 million to EUR 1,193.9 million.

The fair value of interest-bearing debt decreased year-on-year by EUR 298.6 million to EUR 1,200.9 million.

Cash Flow Statement

Net cash from operating activities totalled EUR 62.4 million (EUR 24.9 million) in the reporting period. Net cash used in investing activities totalled EUR 66.3 million (EUR 163.7 million). Capital expenditure related to investment properties, shares in joint ventures and tangible and intangible assets totalled EUR 77.4 million (EUR 202.0 million). Negative cash flow from investing activities was partly offset by sales of investment properties totalling EUR 11.2 million (EUR 40.0 million). Net cash from financing activities was EUR 82.6 million (EUR 113.0 million).

Citycon changed the reporting of cash flow statement in the period by transferring the realised exchange rate gains and losses from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to the comparison period.

Financial Performance of Business Units

Citycon’s business operations are divided into three business units: Finland, Sweden and Baltic Countries and New Business. The business units are further subdivided into clusters. The Finnish unit is composed of 4 clusters, the Swedish unit of 3 and Baltic Countries and New Business unit of 1 cluster.

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Finland

Citycon’s net rental income from Finnish operations during the period totalled EUR 77.1 million (EUR 77.2 million). Like-for-like properties increased net rental income in Finland by EUR 2.0 million, or 2.8%. Growth was a result of good performance of both the shopping centres and supermarket and shop properties. Divestments and (re)development projects reduced net rental income by EUR 2.0 million. The business unit accounted for 60.2% (60.8%) of Citycon’s total net rental income. Net rental yield was 6.3% (6.4%).

At period-end, the Finnish property portfolio accounted for a total gross leasable area of 558,830 square metres (582,990 sq.m.). The gross leasable area decreased due to property divestments. The annualised potential rental value decreased to EUR 150.3 million, due to divestment of two non-core shopping centres and four supermarket- and shop properties.

Lease agreements started during the period applied to a GLA of 64,980 square metres (69,338 sq.m.) and the ended lease agreements applied to 77,510 square metres (80,735 sq.m.). The average rent for new lease agreements was lower than the average rent for the ended leases, mainly due to new leases concerning large retail units while the ended leases consisted of smaller retail units. Also leases were renewed at lower levels. The average rent rose from EUR 22.2/sq.m. to EUR 22.5/sq.m., mainly thanks to index increments. The economic occupancy rate decreased to 94.7% (95.4%) mostly due to increased vacancy in shopping centre properties. In shopping centres, the economic occupancy rate was 95.1% (96.2%) and the average rent increased from EUR 25.7/sq.m. to EUR 26.0/sq.m.

Key figures, Finland

				Q1–Q3/	Q1–Q3/	Change-
	Q3/2014	Q3/2013	Q2/2014	2014	2013	%	2013
Number of properties at the end of the period	50	56	52	50	56	-10.7	55
Gross leasable area, sq.m.	558,830	582,990	563,190	558,830	582,990	-4.1	571,890
Annualised potential rental value, EUR million 1)	150.3	153.3	151.4	150.3	153.3	-2.0	150.5
Average rent (EUR/sq.m.)	22.5	22.2	22.7	22.5	22.2	1.4	22.4
Number of leases started during the period	95	95	99	282	281	0.4	390
Total area of leases started, sq.m. 2)	20,366	16,057	25,488	64,980	69,338	-6.3	110,292
Average rent of leases started (EUR/sq.m.) 2)	16.6	19.9	19.3	18.1	19.7	-8.1	18.8
Number of leases ended during the period	124	102	89	369	335	10.1	498
Total area of leases ended, sq.m. 2)	22,956	14,959	26,713	77,510	80,735	-4.0	133,770
Average rent of leases ended (EUR/sq.m.) 2)	20.5	22.5	19.9	21.2	19.3	9.8	19.0
Occupancy rate at end of the period (economic), %	94.7	95.4	94.9	94.7	95.4	—	95.1
Average remaining length of lease portfolio at the end of the period, years	3.5	4.0	3.7	3.5	4.0	-12.5	3.9
Gross rental income, EUR million 3)	35.4	36.1	35.6	106.6	108.6	-1.8	144.4
Turnover, EUR million	37.0	37.6	37.3	111.4	113.0	-1.4	150.4
Net rental income, EUR million	26.7	26.8	26.0	77.1	77.2	-0.1	103.5
Net rental yield, % 4)	6.3	6.4	6.3	6.3	6.4	—	6.4
Net rental yield, like-for-like properties, %	6.4	6.3	6.4	6.4	6.3	—	6.3
Fair value of investment properties, EUR million	1,690.3	1,677.3	1,689.6	1,690.3	1,677.3	0.8	1,671.2

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Citycon made an adjustment to its accounting policy related to parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change has been applied also to the 2013 comparison figures.
4)	Includes the value of unused building rights.

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Sweden

The company’s net rental income from Swedish operations decreased by EUR 0.9 million or 2.9% to EUR 29.8 million (EUR 30.7 million). Excluding the impact of the weakened Swedish krona, net rental income from the Swedish operations increased by EUR 0.7 million compared to corresponding period in 2013. Net rental income from like-for-like properties grew by EUR 0.8 million, or 3.2%, mainly thanks to improved net rental income from Liljeholmstorget Galleria. On the other hand, divestments reduced net rental income by EUR 0.4 million. The business unit accounted for 23.3% (24.2%) of Citycon’s total net rental income. Net rental yield was 5.5% (5.7%).

At period-end, the Swedish property portfolio accounted for a total gross leasable area of 254,900 square metres (258,400 sq.m.). The gross leasable area decreased due to the divestment of one residential portfolio. The annualised potential rental value decreased to EUR 61.6 million due to the weakened Swedish krona.

Lease agreements started during the period applied to a GLA of 19,448 square metres (11,365 sq.m.) and ended lease agreements applied to 15,267 square metres (24,788 sq.m.). The average rent level for new lease agreements was lower than the average rent level for ended lease agreements due to new short term retail leases started during the third quarter of the year.

The average rent decreased to EUR 20.1/sq.m. due to the weakened Swedish krona. The economic occupancy rate increased to 95.9% (95.2%), due to improved occupancy rate e.g. in shopping centre Liljeholmstorget Galleria and Högdalen Centrum.

Key figures, Sweden

				Q1–Q3/	Q1–Q3/	Change-
	Q3/2014	Q3/2013	Q2/2014	2014	2013	%	2013
Number of properties at the end of the period	11	11	11	11	11	0.0	11
Gross leasable area, sq.m.	254,900	258,400	254,600	254,900	258,400	-1.4	254,500
Annualised potential rental value, EUR million 1)	61.6	63.9	62.1	61.6	63.9	-3.6	63.5
Average rent (EUR/sq.m.)	20.1	20.7	20.4	20.1	20.7	-2.9	20.8
Number of leases started during the period	35	25	19	96	94	2.1	133
Total area of leases started, sq.m. 2)	6,569	2,883	3,256	19,448	11,365	71.1	16,780
Average rent of leases started (EUR/sq.m.) 2)	17.7	23.9	19.9	19.2	22.0	-12.7	21.3
Number of leases ended during the period	33	86	28	95	244	-61.1	529
Total area of leases ended, sq.m. 2)	4,814	3,015	3,096	15,267	24,788	-38.4	34,597
Average rent of leases ended (EUR/sq.m.) 2)	23.0	21.0	16.5	19.9	16.7	19.2	16.6
Occupancy rate at end of the period (economic), %	95.9	95.2	95.6	95.9	95.2	—	95.1
Average remaining length of lease portfolio at the end of the period, years	2.9	2.7	2.9	2.9	2.7	7.4	2.8
Gross rental income, EUR million 3)	14.3	15.2	14.8	43.3	45.8	-5.6	60.5
Turnover, EUR million	15.0	15.8	15.4	45.2	47.8	-5.5	63.3
Net rental income, EUR million	10.2	10.6	10.4	29.8	30.7	-2.9	39.7
Net rental yield, % 4)	5.5	5.7	5.6	5.5	5.7	—	5.6
Net rental yield, like-for-like properties, %	5.4	5.6	5.5	5.4	5.6	—	5.5
Fair value of investment properties, EUR million	713.6	727.2	701.0	713.6	727.2	-1.9	720.1

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Citycon made an adjustment to its accounting policy related to parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change has been applied also to the 2013 comparison figures.
4)	Includes the value of unused building rights.

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Baltic Countries and New Business

Net rental income from the Baltic Countries and New Business operations increased by EUR 2.1 million, or 10.9%, to EUR 21.1 million (EUR 19.0 million), mainly due to completions of the (re)development projects in Rocca al Mare and Kristiine shopping centres. The business unit accounted for 16.5% (15.0%) of Citycon’s total net rental income. Net rental yield was 8.3% (8.3%).

At the period-end, the property portfolio in Baltic Countries and New Business accounted for a total gross leasable area of 135,500 square metres (134,400 sq.m.). The annualised potential rental value increased to EUR 34.3 million, mainly due to index increments and the completion of the Kristiine tenant fit-out project in the fourth quarter of 2013. The average rent increased to EUR 21.3/sq.m., mostly due to indexation and new lease agreements.

Lease agreements started during the period applied to a GLA of 3,973 square metres (16,614 sq.m.) and ended lease agreements applied to 4,277 square metres (14,786 sq.m.). The average rent level for new lease agreements was higher than average rent for the ended lease agreements mostly due to new retail leases started in the third quarter of 2014. The economic occupancy rate decreased to 99.1% (99.2%).

Key figures, Baltic Countries and New Business

				Q1–Q3/	Q1–Q3/	Change-
	Q3/2014	Q3/2013	Q2/2014	2014	2013	%	2013
Number of properties at the end of the period	5	5	5	5	5	—	5
Gross leasable area, sq.m.	135,500	134,400	135,500	135,500	134,400	0.8	135,400
Annualised potential rental value, EUR million 1)	34.3	31.9	33.0	34.3	31.9	7.5	32.1
Average rent (EUR/sq.m.)	21.3	20.0	20.4	21.3	20.0	6.5	19.8
Number of leases started during the period	9	36	10	33	73	-54.8	88
Total area of leases started, sq.m. 2)	1,064	7,567	962	3,973	16,614	-76.1	22,941
Average rent of leases started (EUR/sq.m.) 2)	49.6	13.1	41.2	33.6	17.2	95.3	16.7
Number of leases ended during the period	9	21	15	38	80	-52.5	90
Total area of leases ended, sq.m. 2)	942	1,127	1,252	4,277	14,786	-71.1	18,200
Average rent of leases ended (EUR/sq.m.) 2)	39.4	23.3	34.6	31.3	18.9	65.6	19.0
Occupancy rate at end of the period (economic), %	99.1	99.2	99.3	99.1	99.2	—	99.7
Average remaining length of lease portfolio at the end of the period, years	3.4	3.3	3.1	3.4	3.3	3.0	3.3
Gross rental income, EUR million	8.4	7.6	8.2	24.8	22.5	10.1	30.4
Turnover, EUR million	9.4	8.7	9.2	27.9	25.8	8.4	34.9
Net rental income, EUR million	7.1	6.4	7.0	21.1	19.0	10.9	25.6
Net rental yield, %	8.3	8.3	8.2	8.3	8.3	—	8.2
Net rental yield, like-for-like properties, %	9.5	8.9	9.4	9.5	8.9	—	9.3
Fair value of investment properties, EUR million	355.0	334.8	350.9	355.0	334.8	6.0	342.2

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.

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Environmental Responsibility

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. The location of Citycon’s shopping centres in urban environments in growing cities and directly connected to public transportation, means that they are well positioned to face the demands of sustainable development.

Citycon continuously improves the energy efficiency of its shopping centres. The objective in 2014 is to continue to invest in measures that generate savings in consumption and costs, such as renewing lighting and lighting control solutions, or the greater use of frequency transformers and control in ventilation systems. Furthermore, Citycon ensures the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets. By the end of September 2014, the Ministry of Employment and the Economy had granted energy support for energy saving measures in eight shopping centres covering 20–25%, or EUR 1,030,000 of the investment costs.

In its sustainability reporting, Citycon applies the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the guidelines published by EPRA in autumn 2011. The objectives, results and indicators for environmental responsibility are shown on pages 42 and 74–79 of the Annual and Sustainability Report 2013.

During the January–August period, electricity consumption saw a year-on-year decrease in like-for-like shopping centres in all of Citycon’s operating countries. The decline in electricity consumption in like-for-like properties was around 4% in total. During the same time period, heating consumption in like-for-like properties decreased 15%, mainly due to the relatively warm weather in the beginning of the year.

Risks and Uncertainties

The company’s core risks and uncertainties, along with its main risk management actions and principles, are described in detail on pages 58–59 of the Annual and Sustainability Report 2013 and on pages 53–56 of the Financial Statements 2013.

Citycon’s Board of Directors believes there have been no material changes to the risks outlined in the Annual Report. The main risks are associated with property development projects, weaker economic development, rising operating expenses, environment and human related risks, decreasing fair values of investment properties and availability and cost of funding.

General Meetings

Annual General Meeting 2014

Citycon’s Annual General Meeting (AGM) was held in Helsinki, Finland, on 19 March 2014. The decisions made by the AGM are reported on the corporate website at www.citycon.com/agm2014. The AGM minutes are also available on this website.

Extraordinary General Meeting 2014

The Extraordinary General Meeting (EGM) of Citycon took place in Helsinki on 6 June 2014. The EGM decisions are reported on the corporate website at www.citycon.com/egm2014. Also the EGM minutes are available on this website.

Shares and Shareholders

At the period-end, Citycon had a total of 7,694 (8,789) registered shareholders, of which nine were account managers of nominee-registered shares. Nominee-registered and other international shareholders held 407.7 million (341.5 million) shares, or 68.7% (77.4%) of shares and voting rights in the company.

The company has a single series of shares, with each share entitling to one vote at general meeting of shareholders. The shares have no nominal value.

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Information on shares and share capital

	Q1–Q3/2014	Q1–Q3/2013	Change-%	2013
Low	2.46	2.12	16.0	2.12
High	2.92	2.67	9.4	2.67
Average	2.68	2.41	11.2	2.44
Latest	2.65	2.49	6.4	2.56
Market capitalisation at period-end, EUR million	1,572.3	1,098.8	43.1	1129.7
Share trading volume
Number of shares traded, million	67.2	88.7	-24.3	104.5
Value of shares traded, EUR million	180.2	214.1	-15.8	255.0
Share capital and shares
Share capital at period-start, EUR million	259.6	259.6	0.0	259.6
Share capital at period-end, EUR million	259.6	259.6	0.0	259.6
Number of shares at period-start, million	519.2	326.9	58.8	326.9
Number of shares at period-end, million	593.3	441.3	34.4	441.3

During the period, there were no changes in the company’s share capital. Following the rights issue, the number of the company’s shares increased by 74,166,052 shares on 9 July 2014. At the period-end the total number of shares outstanding in the company was 593,328,419.

Board authorisations

At the period-end, the Board of Directors had two authorisations granted by the general meeting:

•	Board of Directors may decide on an issuance of a maximum of 10 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Limited Liability Companies Act, which corresponded to approximately 1.69% of all the shares in the company at the period-end. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2015.

•	Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 20 million shares, which corresponded to approximately 3.37% of all the shares in the company at the period-end. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2015.

Own shares

During the reporting period, the company or its subsidiaries held no shares in the company.

Share-Related Events

Directed share issue

On 8 June 2014, Citycon’s Board of Directors decided on a directed share issue and offered 77,874,355 new shares to CPPIBEH at a subscription price of EUR 2.65, pursuant to an authorisation granted by the EGM on 6 June 2014. The subscribed 77,874,355 shares were entered in the Finnish Trade Register on 10 June 2014 and trading in the new shares commenced on 11 June 2014. The directed issue shares represented approximately 17.6% of the total number of shares and voting rights in the company prior to the directed share issue, and approximately 15.0% of the total number of shares and voting rights in the company after the directed share issue. More information on the directed share issue is available in the stock exchange releases issued by the company in May and June 2014.

Rights issue

On 8 June 2014, Citycon’s Board of Directors decided on a share issue and offered a maximum of 74,166,052 new shares based on shareholders’ pre-emptive subscription right at a price of EUR 2.65 per share, pursuant to an authorisation granted by the EGM on 6 June 2014. The offered shares represented approximately 14.3% of the total shares and voting rights in the company prior to the rights issue and approximately 12.5% of the total shares and voting rights in the company after the rights issue. The subscription period began on 17 June and ended on 2 July 2014. All the offered 74,166,052 shares were subscribed for in the rights issue. The new shares were entered in the Finnish Trade Register on 9 July 2014 and public trading in the new shares commenced on 10 July 2014. More information on the rights issue is available in the stock exchange releases issued by the company in May, June and July 2014.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	15

Flagging notices

The company did not receive any flagging notices during the period

Shareholder agreements

Gazit-Globe Ltd. and CPPIBEH have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. More information on the agreement between Gazit Ltd. and CPPIBEH is available in the stock exchange release published by the company on 13 May 2014 and on the corporate website at www.citycon.fi/for_investors/shares/shareholder_agreements.

The company has no knowledge of any other shareholder agreements.

Stock options 2011

The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the AGM held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries.

The maximum total number of stock options which can be issued is 7,250,000. As a consequence of the rights issue carried out in June–July 2014, the Board of Directors of the company has adjusted the subscription ratio and the subscription price of the 2011 stock options in accordance with the terms and conditions of the 2011 stock options. The adjustments to the terms and conditions of the 2011 stock options are effective as of 9 July 2014. At the period-end the subscription ratio of the stock options was 1.3446 (1.1765), thus, the stock options entitled their owners to subscribe for a maximum total of 9,748,350 (8,529,625) new shares in the company or existing shares held by the company. The stock options are marked with the symbols 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); and 2011D(I), 2011D(II) and 2011D(III).

Share subscription prices, ratios and distributed stock options 2011 on 30 September 2014

Option category	Subscription price, EUR 1)	Subscription ratio	Distributed options	Number of shares which can be subscribed with the distributed options
2011A–D(I)	2.7820 (2.8009)	1.3446	2,250,000	3,025,350
2011A–D(II)	2.8862 (2.9199)	1.3446	1,950,000	2,621,970
2011A–D(III)	2.3804 (2.3419)	1.3446	2,025,000	2,722,815

Total			6,225,000	8,370,135

1)	Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

Share subscription period of the stock options 2011

Option category	2011A(I–III)	2011B(I–III)	2011C(I–III)	2011D(I–III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The stock option plan 2011 is covered in more detail in the company’s Financial Statements 2013. The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/options.

Helsinki, 15 October 2014

Citycon Oyj

Board of Directors

Additional information:

Marcel Kokkeel

CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.com

Eero Sihvonen

Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.com

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	16

EPRA Performance Measures

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA’s mission is to promote, develop and represent the European publicly traded real estate sector. EPRA’s objective is to strive for ‘best practices’ in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. This section in Citycon’s financial results release presents the EPRA performance measures and their calculations. For more information about EPRA’s performance measures is available in Citycon’s Financial Statements 2013 under section ‘EPRA Performance Measures’.

EPRA performance measures

	Q3/2014	Q3/2013	Change- %	Q1–Q3/ 2014	Q1–Q3/ 2013	Change- %	2013
EPRA Earnings, EUR million	29.4	24.2	21.3	75.7	64.7	17.0	86.7
EPRA Earnings per share (basic), EUR 1)	0.050	0.055	-8.5	0.152	0.153	-0.9	0.203
EPRA Cost Ratio (including direct vacancy costs) (%) 2)	15.0	17.1	-12.5	19.4	21.5	-9.7	22.4
EPRA Cost Ratio (excluding direct vacancy costs) (%) 2)	13.1	15.9	-18.1	17.2	19.1	-10.0	20.0
EPRA NAV per share, EUR	3.01	3.09	-2.4	3.01	3.09	-2.4	3.13
EPRA NNNAV per share, EUR	2.65	2.69	-1.5	2.65	2.69	-1.5	2.78
EPRA Net Initial Yield (NIY) (%)	6.2	6.3	—	6.2	6.3	—	6.2
EPRA ‘topped-up’ NIY (%)	6.3	6.4	—	6.3	6.4	—	6.3
EPRA vacancy rate (%)	4.3	4.2	—	4.3	4.2	—	4.3

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.
2)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change affects the calculation of EPRA Cost Ratios. The change has been applied also to the comparison periods.

The following tables present how EPRA Performance Measures are calculated.

1) EPRA Earnings

EPRA Earnings increased by EUR 11.0 million to EUR 75.7 million in the first nine months of 2014 from EUR 64.7 million in the corresponding period in 2013. The increase was mainly a result of EUR 8.8 million lower direct financial expenses resulting mainly from the lower amount of debt and lower average interest rate. In addition, the like-for-like net rental income developed positively and (re)development projects provided additional growth whereas direct administrative expenses decreased by EUR 0.9 million. EPRA Earnings per share (basic) came to EUR 0.152 compared to EUR 0.153 in the corresponding period in 2013, due to the higher number of shares.

EUR million	Q3/2014	Q3/2013	Change- %	Q1–Q3/ 2014	Q1–Q3/ 2013	Change- %	2013
Earnings in IFRS Consolidated Statement of Comprehensive Income	20.1	30.1	-33.3	61.3	52.1	17.7	94.9

-/+ Net fair value gains/losses on investment property	-0.1	-6.3	-98.4	-13.5	-21.4	-37.1	-26.1
-/+ Net gains/losses on sale of investment property	0.3	-0.7	-137.5	0.3	0.0	—	-0.8
+ Transaction costs related to investment property disposals	0.1	0.0	—	0.2	0.0	—	—
Indirect other operating income and expenses
-/+ Fair value gains/losses of financial instruments	13.2	—	—	26.4	26.8	-1.6	27.0
-/+ Fair value gains/losses of joint ventures	-2.8	0.4	—	-7.9	0.8	—	1.4
+/- Change in deferred taxes arising from the items above	-1.9	0.5	—	4.9	4.7	4.8	-15.0
+/- Non-controlling interest arising from the items above	0.6	0.2	190.1	4.0	1.5	158.5	5.3

EPRA Earnings	29.4	24.2	21.3	75.7	64.7	17.0	86.7

Issue-adjusted average number of shares, million 1)	587.0	442.7	32.6	497.3	421.4	18.0	426.8

EPRA Earnings per share (basic), EUR 1)	0.050	0.055	-8.5	0.152	0.153	-0.8	0.203

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.

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The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

			Change-	Q1–Q3/	Q1–Q3/	Change-
EUR million	Q3/2014	Q3/2013%		2014	2013	%	2013
Net rental income	44.0	43.9	0.2	128.0	126.9	0.9	168.9
Direct administrative expenses	-4.1	-4.7	-11.3	-14.2	-15.1	-5.7	-20.6
Direct other operating income and expenses	0.3	0.2	36.8	1.1	0.8	41.0	0.9

EPRA operating profit	40.2	39.5	1.8	114.9	112.6	2.0	149.1

Direct net financial income and expenses	-10.9	-15.4	-29.2	-39.3	-48.1	-18.3	-63.0
Direct share of profit/loss of joint ventures	0.7	0.7	-9.4	1.6	2.2	-27.9	3.1
Direct current taxes	-0.1	-0.2	-58.8	-0.4	-0.6	-33.7	-0.7
Change in direct deferred taxes	0.1	0.1	38.1	0.4	-0.2	—	0.1
Direct non-controlling interest	-0.6	-0.4	32.5	-1.6	-1.3	18.5	-1.9

EPRA Earnings	29.4	24.2	21.3	75.7	64.7	17.0	86.7

EPRA Earnings per share (basic), EUR 1)	0.050	0.055	-8.5	0.152	0.153	-0.8	0.203

2) EPRA Cost Ratios

Citycon started to report EPRA Cost Ratios at year-end 2013. Both cost ratios improved compared to previous year. Citycon’s EPRA Cost Ratio including direct vacancy costs was 19,4% in the first nine months of 2014, compared with 21,5% in the same period of the previous year. The improvement in the cost ratio resulted mainly from lower property operating expenses, net service charge costs and administrative expenses. EPRA Cost Ratio excluding direct vacancy costs was 17,2% compared with 19,1% a year earlier. The improvement was mainly due to lower EPRA Cost Ratio including direct vacancy costs as well as a higher occupancy rate.

			Change-	Q1–Q3/	Q1–Q3/	Change-
EUR million	Q3/2014	Q3/2013%		2014	2013	%	2013
Include:
Administrative expenses 1)	4.2	4.7	-10.5	14.4	15.1	-4.9	20.6
Property operating expenses and other expenses from leasing operations less service charge costs 1)	12.0	12.6	-4.4	38.2	39.5	-3.4	53.0
Net service charge costs/fees 2)	3.2	3.5	-10.1	11.9	13.9	-13.9	18.2
Management fees less actual/estimated profit element	-0.3	-0.2	36.8	-1.1	-0.8	41.0	-0.9
Other operating income/recharges intended to cover costs less any related profit	-1.1	-1.1	1.6	-3.5	-3.4	3.5	-4.7
Share of joint venture expenses	1.1	2.1	-48.5	5.6	6.5	-13.5	10.2
Exclude:
Ground rent costs	-0.5	-0.4	10.0	-1.4	-1.4	1.5	-1.8
Service charge costs recovered through rents but not separately invoiced	-10.6	-10.9	-2.7	-31.7	-32.1	-1.1	-42.8
Share of joint venture investment property depreciation, ground rent costs and service charge costs recovered through rents but not separately invoiced	-0.2	-1.2	-86.0	-2.2	-3.6	-37.4	-4.6

EPRA Costs (including direct vacancy costs) (A)	7.7	8.9	-13.7	30.2	33.8	-10.8	47.3

Direct vacancy costs	-1.0	-0.6	60.9	-3.4	-3.7	-8.3	-5.0

EPRA Costs (excluding direct vacancy costs) (B)	6.7	8.3	-19.2	26.8	30.1	-11.1	42.3

Gross rental income less ground rent costs	57.6	58.5	-1.5	173.3	175.6	-1.3	233.6
Less: service fee and service charge cost components of Gross Rental Income	-10.6	-10.9	-2.7	-31.7	-32.1	-1.1	-42.8
Add: share of joint ventures (Gross rental income less ground rent costs less service fees in GRI)	4.5	4.7	-3.2	14.0	14.0	0.4	20.3

Gross Rental Income (C) 2)	51.5	52.2	-1.4	155.6	157.5	-1.2	211.1

EPRA Cost Ratio (including direct vacancy costs) (A/C, %)	15.0	17.1	-12.5	19.4	21.5	-9.7	22.4

EPRA Cost Ratio (excluding direct vacancy costs) (B/C, %)	13.1	15.9	-18.1	17.2	19.1	-10.0	20.0

1)	Administrative expenses are net of costs capitalised of EUR 1.4 million in the first nine months of 2014, EUR 0.8 million in the corresponding period in 2013 and EUR 1.0 million in 2013. Citycon’s policy is to capitalise, for example, expenses related to property development projects and major software development projects.
2)	Citycon changed the reporting of certain parking income in the first quarter of 2014. Parking income has been previously partly reporting in service income but now all parking income has been classified as gross rental income. The change has been applied also to the 2013 comparison figures

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	18

3) EPRA NAV per Share and EPRA NNNAV per Share

EPRA NAV per share decreased by EUR 0.11 to EUR 3.01 (31 December 2013: EUR 3.13) mainly due to a higher number of shares as a result of two share issues as well as a lower fair value of financial instruments. EPRA NNNAV per share decreased by EUR 0.13 to EUR 2.65 (31 December 2013: EUR 2.78), due mainly to the reasons mentioned above and the increased difference between the secondary market price and fair value of bonds and capital loans.

	30 September 2014			30 September 2013			31 December 2013
		Number of			Number of			Number of
		shares on the	per		shares on the	per		shares on the	per
	EUR	balance sheet	share,	EUR	balance sheet	share,	EUR	balance sheet	share,
	million	date (1,000)	EUR	million	date (1,000)	EUR	million	date (1,000)	EUR
Equity attributable to parent company shareholders	1,644.2	593,328	2.77	1,197.9	441,288	2.71	1,236.2	441,288	2.80
Deferred taxes from the difference of fair value and fiscal value of investment properties 1)	135.8	593,328	0.23	142.8	441,288	0.32	120.1	441,288	0.27
Fair value of financial instruments	6.5	593,328	0.01	20.8	441,288	0.05	22.8	441,288	0.05

Net asset value (EPRA NAV)	1,786.6	593,328	3.01	1,361.5	441,288	3.09	1,379.1	441,288	3.13

Deferred taxes from the difference of fair value and fiscal value of investment properties 1)	-135.8	593,328	-0.23	-142.8	441,288	-0.32	-120.1	441,288	-0.27
The difference between the secondary market price and fair value of bonds and capital loans 2)	-73.5	593,328	-0.12	-11.3	441,288	-0.03	-9.6	441,288	-0.02
Fair value of financial instruments	-6.5	593,328	-0.01	-20.8	441,288	-0.05	-22.8	441,288	-0.05

EPRA NNNAV	1,570.7	593,328	2.65	1,186.5	441,288	2.69	1,226.6	441,288	2.78

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.
2)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure the bond 1/2009, bond 1/2012 and bond 1/2013 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the bond 1/2009 was 100.86% (104.24%) and for bond 1/2012 108.09% (105.42%) and for bond 1/2013 111.03% (100.57%) as of 30 September 2014. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR 73.5 million (EUR 11.3 million) as of 30 September 2014.

4) EPRA Net Initial Yield (NIY) (%) and EPRA ‘Topped-Up’ NIY (%)

EPRA Net Initial Yield and EPRA ‘Topped-Up’ NIY at the end of the third quarter decreased slightly from the comparison period. However EPRA NIY and EPRA ‘Topped Up’ NIY are not fully comparable due to property disposals and started and completed (re)development projects.

	30 September	30 September	31 December
EUR million	2014	2013	2013
Fair value of investment properties determined by the external appraiser	2,752.1	2,733.7	2,729.6
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-150.5	-68.1	-136.4
Completed property portfolio	2,601.7	2,665.6	2,593.2
Plus the estimated purchasers’ transaction costs	58.7	59.8	58.6
Gross value of completed property portfolio (A)	2,660.4	2,725.4	2,651.8
Annualised gross rents for completed property portfolio	227.0	236.4	226.3
Property portfolio’s operating expenses	-62.2	-63.9	-60.9
Annualised net rents (B)	164.8	172.5	165.4
Plus the notional rent expiration of rent free periods or other lease incentives	2.3	2.0	2.4
Topped-up annualised net rents ( C)	167.1	174.5	167.8

EPRA Net Initial Yield (NIY) (%) (B/A)	6.2	6.3	6.2

EPRA ‘Topped-Up’ NIY (%) (C/A)	6.3	6.4	6.3

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	19

5) EPRA Vacancy Rate (%)

EPRA vacancy rate at the end of the third quarter increased mainly due to increased vacancy in the Finnish shopping centre properties.

	30 September	30 September	31 December
EUR million	2014	2013	2013
Annualised potential rental value of vacant premises	10.3	10.0	10.2
./. Annualised potential rental value for the whole portfolio	235.9	240.0	237.6

EPRA vacancy rate (%)	4.3	4.2	4.3

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	20

Interim Condensed Consolidated Financial Statements 1 January–30 September 2014

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q3/2014	Q3/2013	Change- %	Q1–Q3/ 2014	Q1–Q3/ 2013	Change- %	2013
Gross rental income 1)		58.1	58.9	-1.4	174.7	176.9	-1.3	235.4
Service charge income 1)		3.3	3.2	3.4	9.9	9.6	2.2	13.2

Turnover	3	61.4	62.1	-1.1	184.5	186.6	-1.1	248.6

Property operating expenses	4	16.8	17.8	-5.7	55.4	58.8	-5.8	78.4
Other expenses from leasing operations		0.5	0.4	22.0	1.1	0.9	25.1	1.3

Net rental income		44.0	43.9	0.2	128.0	126.9	0.9	168.9

Administrative expenses		4.2	4.7	-10.5	14.4	15.1	-4.9	20.6
Other operating income and expenses		0.3	0.2	36.8	1.1	0.8	41.0	0.9
Net fair value gains/losses on investment property		0.1	6.3	-98.4	13.5	21.4	-37.1	26.1
Net losses/gains on sale of investment property		-0.3	0.7	-137.5	-0.3	0.0	—	0.8

Operating profit		40.0	46.5	-14.0	128.0	134.0	-4.5	176.0

Net financial income and expenses		-24.1	-15.4	56.2	-65.7	-74.9	-12.3	-90.1
Share of profit/loss of joint ventures		3.4	0.3	—	9.5	1.4	—	1.7

Profit/loss before taxes		19.3	31.4	-38.4	71.8	60.4	18.8	87.6

Current taxes		-0.1	-0.2	-58.8	-0.4	-0.6	-33.7	-0.7
Change in deferred taxes 2)		1.9	-0.5	—	-4.5	-4.9	—	15.1

Profit/loss for the period		21.2	30.7	-31.0	66.9	55.0	21.7	102.0

Profit/loss attributable to
Parent company shareholders		20.1	30.1	-33.3	61.3	52.1	17.7	94.9
Non-controlling interest		1.1	0.6	80.6	5.6	2.9	93.8	7.1
Earnings per share attributable to parent company shareholders 3)
Earnings per share (basic), EUR	5	0.03	0.07	—	0.12	0.12	-1.1	0.22
Earnings per share (diluted), EUR	5	0.03	0.07	—	0.12	0.12	-2.0	0.22
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		12.9	2.1	—	23.9	49.8	-52.1	49.4
Income taxes relating to cash flow hedges		-2.6	-0.5	386.6	-4.8	-11.8	-59.4	-12.8
Share of other comprehensive income of joint ventures		-0.6	0.0	—	-2.8	0.9	—	0.3
Exchange losses/gains on translating foreign operations		-0.6	1.3	-144.8	-4.7	-0.7	—	-3.0

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		9.1	2.9	210.8	11.5	38.2	-69.8	33.9

Other comprehensive income for the period, net of tax		9.1	2.9	210.8	11.5	38.2	-69.8	33.9

Total comprehensive profit/loss for the period		30.3	33.8	-10.2	78.4	93.2	-15.9	136.0

Total comprehensive profit/loss attributable to
Parent company shareholders		29.3	33.2	-11.7	73.0	90.4	-19.3	129.0
Non-controlling interest		1.0	0.6	78.0	5.5	2.8	93.6	7.0

1)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change has been applied also to the 2013 comparison periods.
2)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.
3)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	21

Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	30 September 2014	30 September 2013	31 December 2013
Assets
Non-current assets
Investment properties	6	2,759.0	2,739.4	2,733.5
Investments in joint ventures		172.9	153.6	150.7
Intangible assets and property, plant and equipment		4.6	2.9	2.9
Deferred tax assets		8.3	14.2	9.1

Total non-current assets		2,944.7	2,910.1	2,896.2

Investment properties held for sale	7	7.7	6.1	2.3

Current assets
Derivative financial instruments	9, 10	2.7	—	2.4
Trade and other receivables		23.0	26.8	34.0
Cash and cash equivalents	8	116.1	25.0	38.0

Total current assets		141.8	51.8	74.5

Total assets		3,094.1	2,968.0	2,973.0

Liabilities and shareholders’ Equity
Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-6.5	-20.8	-22.8
Invested unrestricted equity fund	11	841.3	493.1	493.0
Retained earnings	11	418.8	334.9	375.3

Total equity attributable to parent company shareholders		1,644.2	1,197.9	1,236.2

Non-controlling interest		48.0	38.4	42.6

Total shareholders’ equity		1,692.2	1,236.3	1,278.8

Long-term liabilities
Loans	12	1,102.3	1,461.1	1,317.5
Derivative financial instruments and other non-interest bearing liabilities	9, 10	18.6	29.2	27.9
Deferred tax liabilities 1)		125.0	141.4	117.1

Total long-term liabilities		1,245.9	1,631.7	1,462.5

Short-term liabilities
Loans	12	91.7	29.2	144.9
Derivate financial instruments	9, 10	1.3	7.0	5.2
Trade and other payables		63.1	63.9	81.5

Total short-term liabilities		156.1	100.0	231.7

Total liabilities		1,401.9	1,731.7	1,694.2

Total liabilities and shareholders’ equity		3,094.1	2,968.0	2,973.0

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	22

Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	Q1–Q3/2014	Q1–Q3/2013	2013
Cash flow from operating activities
Profit before taxes		71.8	60.4	87.6

Adjustments		43.8	53.2	62.5
Cash flow before change in working capital		115.6	113.6	150.2
Change in working capital		6.1	-14.2	-4.5

Cash generated from operations 1)		121.7	99.5	145.6

Paid interest and other financial charges		-58.8	-74.1	-87.0
Interest income and other financial income received		0.1	0.2	0.2
Taxes paid/received		-0.7	-0.7	-0.7

Net cash from operating activities 1)		62.4	24.9	58.1

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6.7	—	-1.7	-2.0
Capital expenditure on investment properties, investments in joint ventures, intangible assets and PP&E	6.7	-77.4	-202.0	-226.6
Sale of investment properties	6.7	11.2	40.0	60.2

Net cash used in/from investing activities		-66.3	-163.7	-168.4

Cash flow from financing activities
Proceeds from rights and share issue		401.2	196.0	196.0
Proceeds from short-term loans	12	145.0	96.7	96.7
Repayments of short-term loans	12	-127.5	-170.5	-228.9
Proceeds from long-term loans	12	0.5	607.9	612.4
Repayments of long-term loans	12	-281.6	-561.1	-527.7
Dividends and return from the invested unrestricted equity fund	11	-66.3	-49.1	-49.0
Realized exchange rate losses 1)		11.3	-6.9	-1.5

Net cash from/used in financing activities 1)		82.6	113.0	97.9

Net change in cash and cash equivalents		78.7	-25.9	-12.3

Cash and cash equivalents at period-start	8	38.0	51.0	51.0
Effects of exchange rate changes		-0.5	-0.1	-0.6

Cash and cash equivalents at period-end	8	116.1	25.0	38.0

1)	Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to comparison figures.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	23

Condensed Consolidated Statement of Changes in Shareholders’ Equity, IFRS

	Equity attributable to parent company shareholders
EUR million	Share capital	Share premium fund	Fair value reserve	Invested un- restricted equity fund	Translation reserve	Retained earnings	Equity attributable to parent company share- holders	Non-con- trolling interest	Share- holders’ equity, total
Balance at 1 January 2013 1)	259.6	131.1	-59.8	333.0	-7.3	303.2	959.9	35.6	995.4

Total comprehensive profit/loss for the period			39.0		-0.7	52.1	90.4	2.8	93.2
Share issues				200.2			200.2		200.2
Arrangement fee for share issues				-4.2			-4.2		-4.2
Dividends and return from the invested unrestricted equity fund (Note 11)				-36.0		-13.1	-49.0		-49.0
Share-based payments						0.7	0.7		0.7

Balance at 30 September 2013	259.6	131.1	-20.8	493.1	-8.0	342.9	1,197.9	38.4	1,236.3

Balance at 1 January 2014 1)	259.6	131.1	-22.8	493.0	-10.3	385.6	1,236.2	42.6	1,278.8

Total comprehensive profit/loss for the period			16.3		-4.6	61.3	73.0	5.5	78.4
Share issues				402.9			402.9		402.9
Arrangement fee for share issues				-1.8			-1.8		-1.8
Dividends and return from the invested unrestricted equity fund (Note 11)				-53.0		-13.2	-66.2		-66.2
Share-based payments						0.3	0.3		0.3

Balance at 30 September 2014	259.6	131.1	-6.5	841.3	-14.9	433.8	1,644.2	48.0	1,692.2

1)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014. The change has been applied also to comparison figures.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	24

Notes to the Interim Condensed Consolidated Financial Statements

1. Basic Company Data

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Sweden and the Baltic Countries and New Business. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 15 October 2014.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the nine month period ended on 30 September 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting. The figures are unaudited.

Citycon has not adopted IFRIC 21 Levies interpretation (effective on 1 January 2014). The EU approved the interpretation in June 2014 to be applied latest in the financial year starting on or after 17 June 2014. Citycon has decided to apply the interpretation as of 1 January 2015. The interpretation may change the way the company reports property taxes in the interim reports.

Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to comparison figures.

Citycon amended its accounting policy regarding deferred taxes according to IFRS Interpretations Committee desicion 15–16 July 2014 in the third quarter of 2014. Deferred tax assets and liabilities are calculated from the difference between the properties’ fair value and residual tax value of the underlying asset. The change has been applied also to comparison figures. The impact of the change on deferred tax liabilities was EUR 59.4 million, on total shareholders’ equity EUR -64.0 million and on profit for the period EUR 4.6 million on investment properties as at 31.12.2013. The impact of the change on deferred tax liabilities was EUR 64,4 million and on total shareholders’ equity was EUR -64.4 million on investment properties as at 1.1.2013.

Additional information on the accounting policies are available in Citycon’s Financial Statements 2013 under the Notes to the Consolidated Financial Statements: in Note 1 ‘Accounting policies’.

3. Segment Information

Citycon’s business consists of the regional business units Finland, Sweden and Baltic Countries and New Business.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the turnover, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 15.0 million in Q1–Q3. Citycon’s management and Board of Directors also follow the performance of Kista Galleria as if it were fully consolidated with Citycon’s net rental income and operating profit. Therefore, in the segment information numbers of Sweden are presented with (Segments) and without (IFRS) Kista Galleria.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	25

EUR million	Q3/2014	Q3/2013	Change- %	Q1–Q3/ 2014	Q1–Q3/ 2013	Change- %	2013
Turnover
Finland	37.0	37.6	-1.7	111.4	113.0	-1.4	150.4
Sweden	25.0	26.9	-7.1	76.1	81.2	-6.3	107.8
Baltic Countries and New Business	9.4	8.7	8.7	27.9	25.8	8.4	34.9

Total Segments	71.4	73.2	-2.5	215.4	220.0	-2.1	293.1

Reconciliation to IFRS	-10.0	-11.1	-9.9	-30.9	-33.4	-7.5	-44.5

Total IFRS	61.4	62.1	-1.1	184.5	186.6	-1.1	248.6

Sweden IFRS	15.0	15.8	-5.2	45.2	47.8	-5.5	63.3

Net rental income
Finland	26.7	26.8	-0.1	77.1	77.2	-0.1	103.5
Sweden	17.6	18.7	-5.9	52.1	54.5	-4.5	71.7
Baltic Countries and New Business	7.1	6.4	11.8	21.1	19.0	10.9	25.6

Total Segments	51.5	51.9	-0.7	150.3	150.7	-0.3	200.9

Reconciliation to IFRS	-7.5	-8.1	-7.5	-22.2	-23.8	-6.4	-32.0

Total IFRS	44.0	43.9	0.2	128.0	126.9	0.9	168.9

Sweden IFRS	10.2	10.6	-4.6	29.8	30.7	-2.9	39.7

EPRA Operating profit
Finland	26.3	26.3	-0.1	75.6	75.0	0.9	100.3
Sweden	16.8	17.4	-3.4	49.1	50.3	-2.4	65.6
Baltic Countries and New Business	6.9	6.2	12.2	20.5	18.4	11.3	24.8
Other	-2.6	-2.8	-8.4	-9.1	-8.9	2.5	-12.0

Total Segments	47.4	47.1	0.8	136.2	134.9	1.0	178.7

Reconciliation to IFRS	-7.2	-7.6	-4.8	-21.2	-22.2	-4.4	-29.6

Total IFRS	40.2	39.5	1.8	114.9	112.6	2.0	149.1

Sweden IFRS	9.6	9.8	-2.3	27.9	28.1	-0.9	36.0

Net fair value losses/gains on investment property
Finland	-9.2	-2.1	—	-7.5	8.7	-186.1	2.3
Sweden	13.5	0.2	—	32.0	3.9	—	10.9
Baltic Countries and New Business	4.0	8.5	-53.0	12.5	10.9	14.7	15.8

Total Segments	8.3	6.6	25.8	37.0	23.5	57.5	28.9

Reconciliation to IFRS	-8.2	-0.3	—	-23.5	-2.1	—	-2.8

Total IFRS	0.1	6.3	-98.4	13.5	21.4	-37.1	26.1

Sweden IFRS	5.3	0.0	—	8.5	1.8	375.7	8.1

Operating profit/loss
Finland	16.8	24.4	-31.0	67.9	83.8	-19.0	102.4
Sweden	30.3	18.1	67.3	80.9	54.0	49.8	77.5
Baltic Countries and New Business	10.9	14.6	-25.6	33.0	29.3	12.6	40.6
Other	-2.6	-2.8	-8.4	-9.1	-8.9	2.4	-12.0

Total Segments	55.4	54.4	1.8	172.7	158.3	9.1	208.4

Reconciliation to IFRS	-15.4	-7.9	95.8	-44.8	-24.3	84.2	-32.4

Total IFRS	40.0	46.5	-14.0	128.0	134.0	-4.5	176.0

Sweden IFRS	14.9	10.2	45.4	36.2	29.7	21.7	45.1

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	26

EUR million	30 September 2014	30 September 2013	Change-%	31 December 2013
Assets
Finland	1,700.4	1,684.6	0.9	1,690.1
Sweden	1,293.7	1,286.0	0.6	1,271.2
Baltic Countries and New Business	356.5	335.6	6.2	343.2
Other	305.2	210.0	45.4	203.7

Total Segments	3,655.9	3,516.1	4.0	3,508.2

Reconciliation to IFRS	-561.8	-547.9	2.5	-535.2

Total IFRS	3,094.1	2,968.0	4.2	2,973.0

Sweden IFRS	731.9	738.0	-0.8	736.0

Liabilities
Finland	10.0	12.6	-20.5	15.5
Sweden	35.3	34.9	1.1	49.3
Baltic Countries and New Business	21.3	20.7	3.1	21.0
Other	1,355.3	1,680.2	-19.3	1,625.8

Total Segments	1,422.0	1,748.5	-18.7	1,711.6

Reconciliation to IFRS	-20.1	-16.7	20.4	-17.5

Total IFRS	1,401.9	1,731.7	-19.0	1,694.2

Sweden IFRS	15.2	18.2	-16.5	31.8

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. Property Operating Expenses

			Change-	Q1–Q3/	Q1–Q3/	Change-
EUR million	Q3/2014	Q3/2013%		2014	2013	%	2013
Heating and electricity expenses	4.9	5.2	-6.0	17.1	18.9	-9.8	25.1
Maintenance expenses	5.7	6.3	-9.8	17.8	19.0	-6.5	25.4
Land lease fees and other rents	0.5	0.4	10.0	1.4	1.4	1.5	1.8
Property personnel expenses	0.6	0.6	-3.8	1.9	2.0	-1.8	2.7
Administrative and management fees	0.5	0.8	-28.5	1.8	2.2	-19.0	3.1
Marketing expenses	1.2	1.0	10.4	3.7	3.6	1.8	5.6
Property insurances	0.1	0.1	2.2	0.4	0.4	0.2	0.5
Property taxes	1.9	1.9	0.4	5.6	5.5	0.9	7.1
Repair expenses	1.2	1.2	-1.1	5.1	5.4	-4.8	6.7
Other property operating expenses	0.2	0.1	113.7	0.6	0.3	84.4	0.5

Total	16.8	17.8	-5.7	55.4	58.8	-5.8	78.4

Two properties generated no income during the first nine months of 2014 ( in 2013 two properties ), while these generated expenses of EUR 0.0 million (EUR 0.1 million)

5. Earnings per Share

	Q1–Q3/	Q1–Q3/	Change-
	2014	2013	%	2013
Earnings per share, basic
Profit/loss attributable to parent company shareholders, EUR million	61.3	52.1	17.7	94.9
Issue-adjusted average number of shares, million 1)	497.3	421.4	18.0	426.8

Earnings per share (basic), EUR 1)	0.12	0.12	-0.3	0.22

Earnings per share, diluted
Profit/loss attributable to parent company shareholders, EUR million	61.3	52.1	17.7	94.9
Expenses from convertible capital loan, the tax effect deducted (EUR million)	—	1.3	—	1.3
Profit/loss used in the calculation of diluted earnings per share (EUR million)	61.3	53.4	14.8	96.2
Issue-adjusted average number of shares, million 1)	497.3	421.4	18.0	426.8
Convertible capital loan impact, million	—	8.1	—	6.0
Adjustment for stock options, million	1.4	—	—	—
Average number of shares used in the calculation of diluted earnings per share, million	498.8	429.5	16.1	432.8

Earnings per share (diluted), EUR 1)	0.12	0.12	-1.2	0.22

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue executed in July 2014.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	27

6. Investment Properties

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 30 September 2014, the first mentioned category included IsoKristiina in Finland, as well as Stenungs Torg in Sweden. On 30 September 2013, the first mentioned category included IsoKristiina in Finland.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

	Investment properties	Operative	Investment
30 September 2014	under construction	investment	properties,
EUR million	(IPUC)	properties	total
At period-start	96.6	2,636.8	2,733.5

Investments	20.0	28.9	48.9
Disposals	—	-8.8	-8.8
Capitalized interest	0.8	1.4	2.3
Fair value gains on investment property	2.9	43.5	46.4
Fair value losses on investment property	—	-33.0	-33.0
Exchange differences	-2.1	-20.5	-22.6
Transfers between items	-5.7	-2.0	-7.7

At period-end	112.6	2,646.4	2,759.0

	Investment properties	Operative	Investment
30 September 2013	under construction	investment	properties,
EUR million	(IPUC)	properties	total
At period-start	195.7	2,518.5	2,714.2

Acquisitions	1.5	0.3	1.7
Investments	7.3	40.4	47.7
Disposals	-18.2	-1.8	-20.0
Capitalized interest	0.2	1.6	1.8
Fair value gains on investment property	—	44.9	44.9
Fair value losses on investment property	-0.4	-23.2	-23.6
Exchange differences	—	-6.4	-6.4
Transfers between items	-159.0	138.0	-21.1

At period-end	27.0	2,712.4	2,739.4

	Investment properties	Operative	Investment
31 December 2013	under construction	investment	properties,
EUR million	(IPUC)	properties	total
At period-start	195.7	2,518.5	2,714.2

Acquisitions	1.5	0.5	2.0
Investments	8.3	64.6	72.9
Disposals	-18.3	-18.7	-37.0
Capitalized interest	0.2	2.5	2.6
Fair value gains on investment property	0.3	61.0	61.2
Fair value losses on investment property	-0.4	-34.8	-35.2
Exchange differences	-0.6	-22.5	-23.1
Transfers between items	-92.2	68.0	-24.2

At period-end	94.4	2,639.0	2,733.5

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement, %			Weighted average market rents, EUR/m²
	30 September	30 September	31 December	30 September	30 September	31 December
	2014	2013	2013	2014	2013	2013
Finland	6.1	6.2	6.2	26.6	26.1	26.4
Sweden	5.8	5.9	5.9	24.9	25.8	25.3
Baltic Countries and New Business	7.3	7.6	7.3	20.4	20.4	20.4

Average	6.2	6.3	6.3	25.4	25.3	25.3

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	28

7. Investment Properties Held for Sale

On 30 September 2014, the Investment Properties Held for Sale comprised residential units in Stenungs Torg in Sweden and one residential property in Finland. These transactions are expected to be finalised during last quarter in 2014. On 31 December 2013, the Investment Properties Held for Sale comprised one property located in Finland. This transaction was finalised February 2014.

EUR million	30 September 2014	30 September 2013	31 December 2013
At period-start	2.3	5.4	5.4

Disposals	-2.3	-20.2	-15.2
Exchange differences	0.0	0.0	—
Transfers from investment properties	7.7	21.0	12.1

At period-end	7.7	6.1	2.3

8. Cash and Cash Equivalents

EUR million	30 September 2014	30 September 2013	31 December 2013
Cash in hand and at bank	116.1	25.0	38.0
Other bank deposits	0.0	0.0	0.0

Total	116.1	25.0	38.0

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of pledged cash accounts related to rental guarantees and redevelopment projects.

9. Fair Values of Financial Assets and Liabilities

Classification of financial instruments and their carrying amounts and fair values

	30 September 2014		30 September 2013		31 December 2013
	Carrying	Fair	Carrying	Fair	Carrying	Fair
EUR million	amount	value	amount	value	amount	value
I Financial assets at fair value through profit and loss
Derivative financial instruments	2.7	2.7	0.0	0.0	2.4	2.4
Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	537.1	539.3	834.3	838.0	806.1	809.6
Bond 1/2009	23.1	23.1	23.0	23.1	23.0	23.1
Bond 1/2012	138.1	138.4	138.0	138.4	138.0	138.4
Bond 1/2013	495.5	500.0	495.0	500.0	495.0	500.0
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	14.1	14.1	6.5	6.5	3.4	3.4
III Derivative contracts under hedge accounting
Derivative financial instruments	5.0	5.0	28.8	28.8	28.9	28.9

The principles for determining the fair values of financial instruments

Citycon applies IFRS valuation principles when determining the fair value of financial instruments. The following presents the principles for determining the fair values of all financial assets and liabilities.

Derivative financial instruments

Derivative financial instruments are initially measured at cost in the statement of financial position and subsequently re-measured at their fair value on each balance-sheet date. The fair value of interest rate swaps is calculated using the present value of estimated future cash flows. The fair value of Citycon’s interest rate derivatives is determined by the counterparty banks based on customary valuation techniques used by market participants in the OTC derivative market. An interest rate curve is determined based on observable market rates. The curve is used to determine future interest payments, which are then discounted to present value.

The fair value of a forward agreement is based on the difference between the exchange rate of the agreement and the prevailing exchange rate fixing on each balance-sheet date as well as the currency basis spreads between the respective currencies. The fair value of derivative financial instruments is the estimated amount that Citycon would receive or pay to settle the related agreements.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 SEPTEMBER 2014	29

The fair value of foreign exchange derivative contracts is based on quoted market prices.

The fair value of both interest rate and foreign exchange derivative financial instruments corresponds to level 2 of the fair value hierarchy according to IFRS13.72-90. For financial instruments that are recognised at fair value on a recurring basis, Citycon determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the period there was no transfers between the levels of the fair value hierarchy.

Loans from financial institutions

Citycon’s loans from financial institutions are floating rate loans which have a fair value equal to the nominal amount of the loan. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees of the loans. The fair value of loans from financial institutions corresponds to level 2 according to IFRS13.72-90.

Bond 1/2009, bond 1/2012 and bond 1/2013

The bonds 1/2009, 1/2012 and 1/2013 are fixed rate loans which has fair values equal to the nominal amount of the loans. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees for the bonds and for the 1/2013 bond also the unamortised reoffer discount. The fair value of the bonds corresponds to level 1 according to IFRS13.72-90.

10. Derivative Financial Instruments

	30 September 2014		30 September 2013		31 December 2013
	Nominal	Fair	Nominal	Fair	Nominal	Fair
EUR million	amount	value	amount	value	amount	value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	80.4	-0.3	25.0	-0.5	108.0	-1.8
1–2 years	32.8	-1.2	134.9	-3.5	65.0	-2.6
2–3 years	27.3	-1.0	49.7	-1.8	162.1	-9.4
3–4 years	187.5	-15.6	157.1	-9.6	140.3	-9.1
4–5 years	—	—	188.5	-13.3	100.7	-6.1
over 5 years	—	—	28.9	-0.2	—	—

Subtotal	328.0	-18.1	584.0	-28.8	576.1	-28.9

Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	313.2	1.7	437.2	-6.5	421.9	-0.9

Total	641.2	-16.4	1,021.2	-35.3	997.9	-29.8

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate gain of EUR 2.2 million (loss EUR 5.5 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 60.1 million (EUR 584.0 million). The change in fair values of these derivatives (net of taxes), EUR 19.1 million (EUR 38.0 million) is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR -2.8 million (EUR 0.9 million) have been recognised in ‘Share of other comprehensive income of joint ventures’from interest rate swaps hedging the Kista Galleria loan.

At the end of Q3 2014 the company also held interest rate derivatives to a nominal amount of EUR 267.8 million which are no longer under hedge accounting because they will be closed during October 2014. The fair value of these interest rate derivatives amounted to EUR -13.1 million.

11. Dividends and Return from the Invested Unrestricted Equity Fund

In accordance with the proposal by the Board of Directors, the Annual General Meeting held on 19 March 2014 decided on a dividend of EUR 0.03 per share for the financial year 2013 (EUR 0.04 for the financial year 2012) and EUR 0.12 per share was decided to be returned from the invested unrestricted equity fund (EUR 0.11 for the financial year 2012). Dividend and equity return of EUR 66.2 million in total for the financial year 2013 (EUR 49.0 million for the financial year 2012) were paid on 31 March 2014.

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12. Loans

During the second quarter of 2014 the company repaid commercial paper for an amount of EUR 34.0 million.

During the period, repayments and prepayments of bank term loans debt amounting to EUR 75.0 million were made with the proceeds from the rights issue finalised in July and in line with repayment terms.

On top of the financial covenants, Citycon’s debt financing agreements have other customary restrictive clauses. These include negative-pledge and change-of-control clauses. With respect to the negative pledge, Citycon’s loan agreements limit the maximum amount of secured indebtedness to 7.5% of the total financial indebtedness of the group. Change of control provisions are associated with a situation wherein a person or group of persons acting in concert would hold more than 50% of the voting rights of Citycon and such change of control would, (i) in respect of the debt financing agreements, impose an obligation for the company to commence negotiations with the relevant lenders on an alternative basis for the continuation of financing or, alternatively, to repay the loans in question and, (ii) in respect of the debt securities, entitle the debt security holders to require the company to redeem such securities. Both clauses are subject to the applicable grace periods and possible waivers.

13. Contingent Liabilities

EUR million	30 September 2014	30 September 2013	31 December 2013
Mortgages on land and buildings	—	10.7	10.3
Bank guarantees	52.0	74.3	79.5
Capital commitments	183.1	242.2	213.8

On 30 September 2014, Citycon had capital commitments of EUR 183.1 million (EUR 242.2 million) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

14. Related Party Transactions

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, minority companies; Board members; CEO; Corporate Management Committee members; and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 42.2% on 30 September 2014 (30 September 2013: 49.3%).

During the first nine months of 2014 and 2013, Citycon had the following significant transactions with Gazit-globe Ltd.:

Rights issue 2014 and 2013

Citycon Oyj issued approximately 74 million new shares in a rights issue in June–July 2014. The gross proceeds raised by Citycon Oyj in the rights issue were approximately EUR 196.5 million. Gazit-Globe Ltd. subscribed for approximately 33.0 million shares in the rights issue. During the comparison period, Citycon Oyj issued approximately 114 million new shares in a rights issue (March 2013), raising approximately EUR 200 million gross proceeds in new equity. Gazit-Globe Ltd. subscribed for 56.1 million shares in this rights issue.

Purchases of services

Citycon has paid expenses of EUR 0.0 million (EUR 0.0. million) to Gazit-Globe Ltd. and its subsidiaries and invoiced expenses of EUR 0.0 million (EUR 0.2 million) forward to Gazit-Globe Ltd. and its subsidiaries.

15. Key Figures

	Q1–Q3/2014	Q1–Q3/2013	Change-%	2013
Operating profit, EUR million	128.0	134.0	-4.5	176.0
% of turnover	69.4	71.8		70.8
Profit/loss before taxes, EUR million	71.8	60.4	18.8	87.6
Earnings per share (diluted), EUR 1)	0.12	0.12	-1.2	0.22
Equity per share, EUR	2.77	2.71	2.1	2.80
Loan to Value (LTV), % 2) 3)	36.7	50.5	—	49.3
Net interest-bearing debt (fair value), EUR million	1,084.8	1,474.5	-26.4	1,433.3
Personnel (at the end of the period)	152	125	21.6	127

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue to be executed in June 2014 and rights issue executed in July 2014.
2)	Citycon changed the reporting of LTV in the first quarter of 2014 by including also ‘Investments in joint ventures’ in the investment properties. The change has been applied also to the comparison periods.
3)	Citycon amended its accounting policy regarding deferred taxes in the third quarter of 2014 which also impacts LTV. The change has been applied also to comparison figures.

The formulas for key figures can be found from the 2013 annual financial statements.

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Report on Review of Citycon Oyj’s Interim Financial Information for the period January 1–September 30 2014

To the Board of Directors of Citycon Oyj

Introduction

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of September 30, 2014 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, and condensed cash flow statement for the nine-month period then ended, and explanatory notes prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the entity as at September 30, 2014, and of its financial performance and its cash flows for the nine-month period then ended in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

October 15, 2014

ERNST & YOUNG OY

Authorized Public Accountants

Mikko Rytilahti, Authorized Public Accountant

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